Waller Lansden Dortch & Davis, LLP
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Marc J. Adesso
615.850.8063 direct
Marc.Adesso@wallerlaw.com

August 10, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C., 20549

Attn: Larry Spirgel and Matthew Crispino

Re:	Kubient, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed August 10, 2020 File No. 333-239682

Dear Mr. Spirgel and Mr. Crispino:

Kubient, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding Pre-Effective Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2020 (the “Fourth Amended Registration Statement”). On behalf of the Company, we are responding to comments on the Fourth Amended Registration Statement provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold, italicized text. In conjunction with these responses, the Company has filed today with the Commission Pre-Effective Amendment No. 5 to its Fourth Amended Registration Statement on Form S-1 (the “Amendment”).

Form S-1/A filed August 10, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operation Overview, page 37

1.	It appears based upon the carrying value of the Notes and accrued interest the Notes will convert at a significant discount to the public offering price per unit. Please disclose the actual percentage discount, how you will account for the conversions, and the charge that will be incurred as a result.

RESPONSE: In response to the Staff’s comment, the Company has disclosed on page 38 the 30% discount to the public offering price per unit, how it will account for the conversions, and the charge that will be incurred as a result.

Financial Statements

Note 1 - Business Organization, Nature of Operations, Risks and Uncertainties and Basis of Presentation

Unaudited Pro Forma Information, page F-5

2.	Disclose the actual percentage discount to the mid-point of the estimated offering price range the will result from converting the balance of the Notes and accrued interest liabilities into an aggregate of 1,174,281 units. Also disclose the charge that will be incurred upon conversion and give pro forma effect to it in the accumulated deficit balance.

Kubient, Inc.

August 10, 2020

RESPONSE: In response to the Staff’s comment, the Company has disclosed on page F-5 the 30% discount to the public offering price per unit as well as the anticipated recognition of expense of approximately $2.7 million, which is comprised of (i) the recognition of a beneficial conversion feature of $1,917,184, and (ii) the acceleration of the existing unamortized debt discount of $812,349. The estimated charge of $2.7 million has been reflected on the unaudited pro forma balance sheet as of March 31, 2020 on page F-1 as an increase to accumulated deficit and additional paid-in capital.

In addition, the Company updated its Capitalization disclosures on page 35 to give effect on a pro forma basis to the estimated charge of $2.7 million as an increase to accumulated deficit and additional paid-in capital.

Exhibits

3.	Please update your legality opinion to reflect the change in the number of units being offered.

RESPONSE: In response to the Staff’s comment, the Company has requested that we update our opinion, which is attached as Exhibit 5.1 to the Amendment.

***

Please note that the Company has included certain changes in the Amendment other than those in response to the Staff’s comments, such as to reflect the increased FINRA filing fee resulting from the increase in transaction size (including possible over-allotments) from $10,925,000 to $12,650,000.

We appreciate the opportunity to respond to any further comments you might have. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely, /s/ Marc Adesso, Esq. Waller Lansden Dortch & Davis, LLP

cc:	Peter Bordes
Chief Executive Officer

Josh Weiss
Chief Financial Officer

Paul Roberts
Chief Strategy Officer

Joseph Bucaro, Esq.
Waller Lansden Dortch & Davis, LLP

Waller Lansden Dortch & Davis, LLP